RESIGNATION LETTER AND FULL RELEASE

Orion Financial Group Inc.
1739 Creekstone Circle
San Jose, CA 95133

To: The Board of Directors of Orion Financial Group, Inc.

Effective as of the date below, I hereby tender my resignation as President, Chief Executive Officer, Chief Financial Officer, Treasurer, Secretary, Chairman of the Board of Directors and any and all other positions with Orion Financial Group, Incorporated., (the "Company") OTC Pink symbol: ORFN. My resignations from my positions are not in connection with any disagreement with the Company.

In connection with said resignation, I hereby irrevocably and unconditionally release, hold harmless, and forever discharge the Company and its officers, directors, employees, agents, representatives and affiliate and their respective successors and assigns, and all persons, firms, corporations, and organizations acting on their behalf (collectively referred to as the "Related Entities") of and from any and all actions, causes of actions, suits, debts, charged, demands, complaint's, claims, administrative proceeding, liabilities, obligations, promises, agreements, controversies, damages and expenses (including but not limited to compensatory, punitive or liquidated damages and expenses(including but not limited to compensatory, punitive or liquidated damages, attorney's fees and other costs and expenses incurred), of any kind or nature whatsoever, whether presently known or unknown, which I may have or claim to have against any of the Related Entities as of the date hereof, and any other forms of compensation or consideration due me.

By: Joshua Nadav, President, CEO, CFO, Treasurer, Secretary, Chairman of the Board of Directors

Signature: ______________________

August 31, 2017

AS NOTARIZED BELOW ON SEPARATE PAGE:

Date 9-5-17 #Pages: 1
Description: Resignation Letter And Full Release
Notary Name: Robert Haber 3rd Cir.
Notary Signature 9-5-17 Date 11-19-2018 Commission exp.

NOTARY PUBLIC Comm. No.